

Mail Stop 3561

September 19, 2006

Via Fax & U.S. Mail

Mr. David C. Hansen
Chief Financial Officer
Canterbury Park Holding Corporation
1100 Canterbury Road
Shakopee, MN 55379

> **Re:** **Canterbury Park Holding Corporation**
> **Form 10-K for the Year Ended December 31, 2005**
> **File No. 001-31569**

Dear Mr. Hansen:

We have reviewed the above-referenced filing solely for the issues identified below and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2005

Financial Statements

Consolidated Statements of Cash Flows, page 36

1. We note from your disclosure in the footnotes of your financial statements that you have reclassified changes restricted cash from operating to investing activities, and that the restricted cash balance represents refundable deposits and amounts due to horsemen for purses, stakes and awards, and amounts accumulated in card game progressive jackpot pools, the Player Pool and Poker Promotional Fund to be used to repay card players in the form of promotions, giveaways, prizes, or by other means. Supplementally explain to us why you feel such revised reclassification is appropriate. Your response should include a description of each category of restricted cash (e.g., refundable deposits, amounts due to horsemen for purses), the accounting treatment used to record each transaction, and why you feel classification as an investing activity in the statement of cash flows is appropriate at the individual transaction level.

   As both the receipt and payment of the restricted cash result from operating activities (i.e. collecting wagers and paying purses and promotions/prizes), it appears that paragraphs 22(a) or 22(c) and 23(b) or 23(e) of SFAS 95 may support an operating activity presentation, as cash is received from a sale of goods or services and is paid to others for goods or services. Furthermore, as it appears that the initial cash inflow is recognized as a current accrued liability (i.e. Card Club accrual, Due to MHBPA, etc.) impacting operating cash flows, it appears that the restricted cash would also be reflected in a similar manner within operating cash flows as both an operating cash inflow when retained and an operating cash outflow upon payment of future goods or services. In this regard, operating cash flows would reflect neither a favorable or unfavorable impact at the date the restricted cash is collected (retained) or upon the date it is paid, accordingly. Your response should specifically address these matters as well as your consideration to the specific paragraphs we cite in SFAS 95 above.

   We may have further comment on your response.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Joseph Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief